UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      May 9, 2006


Mr. David Michery
President
GL Energy and Exploration, Inc.
8721 Sunset Blvd., Penthouse 7
Hollywood, California, 90069

      Re:	GL Energy and Exploration, Inc.
		Information Statement on Schedule 14C
      Filed April 21, 2006
		File No. 000-31032

Dear Mr. Michery:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	We call your attention to Rule 10b-17, which you should
consult
in connection with the process of implementing the reverse stock split.
Information Concerning the Action by Written Consent
Shareholders Entitled to Vote, page 1
2.	We note that you state that that as of April 24, 2006 there
were
64,882,042 shares of common stock outstanding and 23,980 shares of Series A Preferred Stock outstanding, and that the holders of each class are entitled to one vote per share. You also state that there are 664,382,042 votes outstanding voting together as a single class.
Please advise.

Consents Required, page 1
3.	You state that the reincorporation requires the consent of
the
holders of a majority of the common and the Series A Preferred Stock voting as a single class. This information statement appears to involve an amendment to the charter of the company to change its name and complete a reverse stock split. Please revise or advise. In addition, in the previous section, you indicated that the matters described in the information statement required the approval of the holders of the common and preferred stock voting together as a single class, and also the holders of the preferred stock voting separately.
Please revise or advise.

4.	You indicate that on May 5, 2006 you received written
consents
from holders "of the voting rights with respect to at least 22,500,000 shares of common stock" and "...holders of the 599,500,000 voting rights with respect to 23,980 shares of our series A
preferred
stock...."  Please identify the shareholders who have provided their
consent and the number of shares held by them.

Common Stock Ownership of Certain Beneficial Owners and
Management,
page 2

5.	Please explain why Marcus Sanders is listed on the table when he
does not appear to own any stock.

6.	We note that footnote 3 to the table refers to a 1-for-35
reverse split. Please update this disclosure.
Proposal 1
Reasons for the Reverse Stock Split, page 3

7.	You state that after giving effect to the acquisition,
without
the reverse stock split, the total number of shares outstanding, including shares issuable upon conversion of the Series A Preferred
Stock, would be 665,882,042. Please state the amount of common stock that is outstanding prior to conversion of the Series A Preferred Stock.


8.	You state that one reason for the reverse stock split is that since the company is authorized to issue 100,000,000 shares of common
stock, in order to satisfy the conversion terms of the preferred stock you would need to increase your authorized common stock or effectuate the reverse split. Given that you have indicated that the
preferred stock will automatically convert into common stock before
the reverse split, please state how the company will have enough shares of
authorized common stock to effectuate the conversion. Please also discuss the events that trigger the convertibility of the preferred
stock.
Effects of Reverse Stock Split, page 4
9.	Disclose in a table or other similar format the number of
shares
of your common stock that will be: (a) issued and outstanding; (b) authorized and reserved for issuance; and (c) authorized but unreserved as a result of the adoption of the reverse stock split.
We note that you have included textual disclosure regarding some of this information. You should also discuss the dilutive effects of the reverse stock split on your current shareholders.

10	As you note, the reverse stock split will result in an
increased
number of authorized but unissued shares of your common stock. Please disclose whether you have any current plans, proposals or arrangements, written or otherwise, to issue the additional shares at this time. If so, please disclose, and if not, please state that you have no such plans, proposals or arrangements, written or otherwise, at this time. In this regard, confirm, if true, that the additional shares are not necessary to accomplish the merger with American Southwest Music.

11.	Please state whether there are other provisions of your
articles, bylaws, employment agreements or credit agreements have material anti-takeover consequences. If not, please so state.
Stock Certificates and Fractional Shares, page 4

12.	Please provide the name and address of the transfer agent.

Closing Comments

      As appropriate, please amend your information statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.




	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact Donna Levy at 202-551-3292 or me at 202-551-
3685
with any questions.


      Sincerely,


      							Tangela Richter
      							Branch Chief


cc:  	G. Carney, Esq.
      D. Levy
Mr. David Michery
GL Energy & Exploration, Inc.
Page 4